UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 2, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Englewood Square Development Partners, LP

On November 2, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Englewood Square Development Partners, LP (“Englewood Square Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $504,305.56, which includes the original principal amount of $500,000 and current return of $4,305.56 in the Englewood Square Controlled Subsidiary (the “Englewood Square Investment”).  The Englewood Square Investment was funded with proceeds from our Offering.

Englewood Square Controlled Subsidiary is managed by the principals of DL3 Realty, LP, a Chicago-based real estate investment firm (“DL3 Realty”). DL3 Realty is a commercial real estate company whose mission is to develop projects that improve and sustain neighborhood life in Chicago’s urban communities, including grocery-anchored retail centers, medical office buildings, and educational facilities. Leon Walker, Managing Partner of DL3 Realty, has spent the past 12 years acquiring, developing, and advising partners in the development of prominent commercial urban locations in Chicago and worked on over a $100 million of institutional commercial development. In addition, DL3 Realty has extensive experience using New Markets Tax Credits and other forms of public financing.

The initial proceeds from the Englewood Square Investment were used by DL3 Realty for the construction of a 43,000 square-foot retail center located at 850 West 63rd Street, Chicago, Illinois (the “Englewood Square Property”). The project delivered in the summer of 2016. The property includes an 18,000 square-foot Whole Foods Market which opened in September 2016. Whole Foods executed a 15-year lease and provided a full corporate guaranty. As of October 31, 2017, the property was 95% leased and occupied. The Englewood Square Property is in Chicago’s Englewood neighborhood, which is eight miles south of downtown Chicago. The property is located directly across from the new Kennedy-King College campus. In 2007, the college relocated to 63rd Street and Halsted Street in a brand new $250 million facility serving approximately 12,000 students. Kennedy-King College boasts a comprehensive culinary training facility and restaurant test kitchen that has partnered with Whole Foods to bring innovate ideas, job training, and local cuisine to the neighborhood.

Pursuant to the agreements governing the Englewood Square Controlled Subsidiary (the “Englewood Square Operative Agreements”), our consent is required for major decisions regarding the Englewood Square Property. The Englewood Square Investment currently earns a 10% annual return. In addition, the Englewood Square Investment earns 50% of any percentage rent paid by Whole Foods up to $18,000 in any calendar year.

The investment matures on March 23, 2023. DL3 Realty can extend for one 18-month period. While required returns remain the same during the extension period, any unpaid accrued return has to be paid-off in full and amortization commences assuming a 20-year amortization period. Based on a third-party as-is fair-value-review of the Englewood Square Property conducted October 27, 2017, the Englewood Square Property features a current valuation range of $12,150,000 to $13,560,000. Thus, the implied Englewood Square Investment loan-to-value is 37% to 41%.

DL3 Realty acquired the Englewood Square Property from the City of Chicago in August 2015, at a purchase price of $1.00. The Property is a part of the City’s larger efforts to revitalize and spur economic development in the Englewood neighborhood. DL3 Realty contributed $655,069 of equity and raised a $4,159,950 New Market Tax Credit investment from PNC. In addition, Whole Foods contributed $3,500,000 toward the interior store improvements and, in exchange, ownership of said improvements will transfer to Whole Foods by September 2022. In addition, PNC provided $4,5000,000 in construction loan financing (“Englewood Square Senior Loan”). The interest rate is 4.00% and matures in 2022.

The principals of DL3 Realty have provided the holder of the Englewood Square Investment with standard carve-out and springing guaranties.

As the Englewood Square Investment initially was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Manager commissioned an independent fair-value-review and the Independent Representative reviewed and approved of the transaction prior to its consummation.

The Englewood Square Property is located in the Englewood neighborhood of Chicago. The Englewood neighborhood is located 8 miles south of downtown Chicago. In the early to mid-twentieth century, the 63rd Street and Halsted Street commercial corridor was the second busiest shopping district in Chicago, only outpaced by the downtown Loop shopping area. The corner was home to a Sears department store, a Kresge's department store, and numerous smaller retailers. Before 1960, Englewood was one of Chicago’s most vibrant communities with approximately 100,000 residents. Today, the population has declined to 30,000 residents. Nevertheless, investment has begun to return to the neighborhood. The City of Chicago invested over $250 million in a new, state of the art facility for Kennedy-King College, located directly across from the Englewood Square Property.

The Englewood Square Property conveniently is located across the street from the Chicago Transit Authority (“CTA”) Green Line stop and a couple blocks from the newly renovated CTA Red Line stop, which connects the south side of Chicago with downtown. The City of Chicago is considering additional development proposals including retail, senior housing, education, farmer's market, and new sports facilities.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

		By:	Fundrise Advisors, LLC
		Its:	Manager

		By:	/s/ Bjorn J. Hall
		Name:	Bjorn J. Hall
		Title:	General Counsel

Date:	November 6, 2017